UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Therapeutic Solutions International, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)

883378101
(CUSIP Number)

Therapeutic Solutions International, Inc.
4093 Oceanside Boulevard, Suite B
Oceanside, CA 92056
(760) 295-7208
Attn: Timothy G. Dixon
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 17, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box        .

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 3 Pages)

CUSIP No. 883378101

13D/A

Page 2 of 3 Pages

1.

NAMES OF REPORTING PERSONS

Timothy G. Dixon

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)       .

(b)       .

3.

SEC USE ONLY

4.

SOURCE OF FUNDS (see instructions)

OO

5.

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)        .

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
22,106,400

	8.	SHARED VOTING POWER
0

	9.	SOLE DISPOSITIVE POWER
22,106,400

	10.	SHARED DISPOSITIVE POWER
0

11.

AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON

22,106,400

12.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES       .

(see instructions)

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

26.7%

14.

TYPE OF REPORTING PERSON (see instructions)

IN

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission by Timothy G. Dixon, a natural person (the “Reporting Person”), on August 30, 2012 with respect to the common stock, $0.001 par value per share, of Therapeutic Solutions International, Inc., a Nevada corporation (the “Original Schedule 13D”).

Unless set forth below, all previous Items set forth in the Original Schedule 13D are unchanged. Capitalized terms used but not defined herein shall have the meanings given to such terms in the Original Schedule 13D.

On August 24, 2012, James P. Boyd placed into escrow 223,991,933 shares of Common Stock of the Company, which upon payment by the Company of $351,000 to escrow in timely installments would be released to the Company for cancellation.  On January 17, 2013, upon satisfaction of the conditions for the release of such shares from escrow, the escrow agent released such shares to the Company for cancellation.  Such cancellation reduced the total number of outstanding shares of Common Stock of the Company from 305,458,333 to 81,466,400.  As a result, the beneficial ownership percentage of the Reporting Person (and of all other shareholders of the Company other than Dr. Boyd) increased materially.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as set forth below:

(a)

As of the date of this Amendment No. 1 to Schedule 13D, the Reporting Person may be deemed to beneficially own an aggregate of 22,106,400 shares of Common Stock of the Company, which constitutes 26.7% of the shares of Common Stock outstanding.  These figures include the right to acquire (within the next 60 days) 1,035,000 shares of Common Stock of the Company which underlie an employee stock option granted by the Company to the Reporting Person.  These figures also include 3,000 shares of Common Stock of the Company beneficially owned by the Reporting Person’s wife; the Reporting Person disclaims beneficial ownership of such 3,000 shares.  These figures also include the right to acquire (within the next 60 days) 200,000 shares of Common Stock of the Company which underlie an employee stock option granted by the Company to the Reporting Person’s wife; the Reporting Person disclaims beneficial ownership of such 200,000 shares.

(b)

The Reporting Person (together with his wife) has sole voting and dispositive power over all the shares reported in Item 5(a).

(c)

The Reporting Person has not effected any transaction relating to the Company’s Common Stock during the 60 days before the date of the Original Schedule 13D or before the date of this Amendment No. 1 to Schedule 13D.

(d)

To the Reporting Person’s knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, his Common Stock of the Company.

(e)

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment of statement is true, complete and correct.

January 22, 2013

/s/ Timothy G. Dixon

Timothy G. Dixon

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).